

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Via E-mail
Richard Xu
President
Wins Finance Holdings Inc.
590 Madison Avenue
21st Floor
New York, NY 10022

>   **Re: Wins Finance Holdings Inc.**
>   **Registration Statement on Form S-4**
>   **Filed May 11, 2015**
>   **File No. 333-204074**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1. Please revise your next submission to identify the appropriate companies as emerging growth companies.

Summary of the Material Terms of the Transaction, page 1

2. We note your disclosure in the third bullet that holders of Sino's common stock may elect to receive a pro rata portion of Sino's trust account. Please revise to clarify whether there is a maximum amount of the trust account that will be made available for distribution to shareholders. We note that the remaining amount of cash in the trust account will be distributed to the WFG shareholders.

3.   Please explain how you determined the $10.00 per share amount discussed in the fourth bullet.

4.   We note your disclosure in the first bullet on page 2 that the transactions may not be consummated if holders of more than 3,080,100 of Sino's public shares validly exercise their conversion rights. Please provide the ownership percentage of Sino's public shares that is represented by this amount.

Questions and Answers About the Proposals

How do I exercise my conversion rights?, page 3

5.   We note your disclosure that any corrected or changed proxy card or written demand of conversion rights must be received by Sino's secretary prior to the vote taken on the merger proposal at the special meeting. However, the disclosure in the registration statement on Form S-1 filed by Sino in connection with its IPO indicated that stockholders would be able to tender their certificate to the transfer agent at any time through the vote on the business combination. Please provide your analysis as to why the change in timing does not constitute a material change to the initial terms of Sino's IPO.

6.   Revise to add the Transfer agent's phone number on page 8.

Summary of the Proxy Statement/Prospectus

The Parties

Holdco, page 9

7.   Please tell us why you decided to incorporate in the Cayman Islands, as opposed to in Delaware, which is the state of incorporation of Sino.

WFG, page 10

8.   Please revise to disclose the assets of WFG in this section. Please also identify and provide a brief description of each of its three subsidiaries, including the date of formation, and the amount of assets and equity as of the latest practicable date.

9.   In this regard, also disclose if WFG, or its subsidiary Full Shine, owns the equity of the operating subsidiaries. If not, explain how it controls these entities. If Dongsheng Guarantee is owned through a VIE type structure, revise to disclose and file as exhibits all the agreements underlying the arrangement.

The Merger Proposal, page 10

10. We note your disclosure on page 11 that the former Sino stockholders will own either 28.6% of your outstanding ordinary shares, or 13.7%, depending on the election of the WFG shareholders. Please revise to explain when the WFG shareholders will make their decisions as to the amount of shares that will be converted.

Risk Factors

Nasdaq may not list Holdco's shares on its exchange…, page 38

11. We note your disclosure that it is a condition of the merger agreement that your shares be listed on Nasdaq upon consummation of the transactions. We note further however, that you list the risks if Nasdaq does not list the securities on its exchange. Please explain why such risks exist if the transactions will not be consummated if the shares are not listed on Nasdaq.

Activities taken by existing Sino stockholders…, page 41

12. We note your disclosure that Sino's initial stockholders, officers, directors, WFG or WFG's securityholders may purchase shares from institutional and other investors prior to the special meeting. Please confirm that you will update your disclosure in the beneficial ownership table and throughout the registration statement to reflect any such changes in beneficial ownership.

Special Meeting of Sino Stockholders

Purpose of the Special Meeting, page 43

13. Please separate the four subsections of the second proposal into four separate proposals requiring a separate vote, or please provide your analysis as to why you believe that you are not required to do so. Please refer to Rule 14a-4(a)(3) of the Exchange Act. Make appropriate changes throughout the registration statement.

Sino's Board of Directors' Reasons…, page 52

14. We note the reference to WFG's "projected financial results" (see page 52) as well as the reference to projected results in GCA's opinion (see fifth bullet on page 56 and second full paragraph on page 58). In this regard, and with a view towards adding disclosure, supplementally provide the staff with the projections provided/used by the Sino's Board and GCA. We may have further comment.

Business of WFG, page 96

15. Please revise your next submission to include a detailed description in your business section that describes the arrangements and transactions that give rise to loans receivable and loans payable detailing the relevant risks involved.

16. Please revise your next submission to more clearly discuss when you are required to make payments under your guarantee contracts. For example, clarify when a customer is determined to have defaulted on their loan or how many days delinquent a payment must be, etc.

Government Regulations, page 107

17. We note your disclosure regarding foreign investments on page 107. Please tell us whether any of your operations are in industries that are restricted or prohibited from foreign ownership by PRC regulations. Additionally, please revise your next submission to clearly disclose whether or not you believe the post-merger structure of Wins Finance Group Limited is legal under current PRC laws and regulations. Last, tell us your consideration of providing risk factor disclosure related to any risks of your interpretation of PRC laws and regulations pertaining to your ownership structure.

WFG's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 110

18. Please revise your next submission to include a roll forward in a tabular format of your allowance for financial guarantee services to include the balance at the beginning and end of the period, guarantees paid out, provision on financial guarantee services and any other relevant activity for all the periods presented in your filing.

19. Please revise your next submission to explain if your financial guarantee service contract represents an indirect guarantee of indebtedness or direct guarantee of indebtedness as defined by the FASB codification master glossary.

20. We note your discussion of WFG's largest customers on pages 110 and 111. The bullet point that appears on the top of page 111 states "All these loans have been repaid in full, and the guarantee obligations were terminated prior to March 31, 2014." However, based on information included in the prior bullet points it appears that these guarantees existed during 2014 through December of 2014. Please explain this apparent contradiction and revise your next submission as appropriate.

21. Please revise your next submission to disclose the current status of the payment/performance risk of your guarantee contracts and to discuss how you assess the current status. If you use internal risk groupings, please discuss how those groupings are determined and used for managing risk. Refer to ASC 460-10-50-4-a.

<u>Direct financing lease income - Interest expense for capital lease, page 114</u>

22. We note that you separately present interest expense on the financing that supports your capital lease business. Please revise your next submission to more clearly identify the debt on your balance sheet at each period end that supports your capital lease business.

<u>Guarantee paid on behalf of guarantee service customers, page 118</u>

23. Please revise your next submission to disclose how you assess the collectability of the receivable from your guarantee customers.

24. Please tell us in detail and revise your next submission to discuss how you account for amounts recovered from your guarantee service customers related to amounts you have paid on their behalf. Specifically tell us how recoveries are recorded in the income statement.

<u>Critical Accounting Policies and Estimates</u>

<u>Provision for Guarantee Losses, page 119</u>

25. We note you disclose on page 101 that depending on the results of WFG's evaluation of the borrower's credit, WFG may require the borrower and/or counter-guarantors to post collateral, primarily land use rights and building ownership and to a lesser extent, accounts receivable and equity interests. Please revise your next submission to disclose the value of collateral held at each period end and disclose how you account for the collateral in your financial statements. Also, disclose how your methodology for the allowance on guarantee services considers collateral held.

<u>Executive Compensation</u>

<u>Summary Compensation Table of WFG's Named Executive Officers, page 129</u>

26. Please revise your disclosure in this section to present the required information for each person who will serve as a director and executive officer of the company after the consummation of the transaction. For example, it appears that Mr. Hao should also be listed on the table as Co-Chief Executive Officer. Please refer to Item 18(a)(7) of Form S-4.

27. Please revise to add Mr. Wang Hong to the Table or advise the staff of his 2014 compensation and why he should not be included. See Item 402(m) and the Instructions for 402(m) of Regulation S-K.

Beneficial Ownership of Securities

Security Ownership of Certain Beneficial Owners and Management of Holdco, page 131

28. Please revise the table to add columns that reflect the beneficial ownership amounts if the WFG shareholders were to forego receiving all of the cash consideration and instead elect to receive the additional 2,500,000 ordinary shares.

29. Please revise to add Mr. Wang Hong to the Table or advise the staff why the Company believes he should not be included. It appears he owned the subs of Wins (see page F-19) and may be the owner of the last 4 entities listed on the Table.

Index to Financial Statements, page F-1

30. Please note the updating requirements of Rules 3-12 and 8-08 of Regulation S-X.

Wins Finance Group Limited

Financial Statements, page F-16

31. Please revise your next submission to provide audited financial statements for Wins Finance Group Limited for June 30, 2014 and June 30, 2013 and management's discussion and analysis of financial condition and results of operations for those periods, or tell us why you believe they are not required. Please refer to ASC 805-50-45-2 and -5. In addition, provide the footnote disclosures required by ASC 805-50-50-3, as applicable.

Unaudited Consolidated Statements of Income and Comprehensive Income, page F-17

32. Please revise your next submission to change the characterization of your provision on financial guarantee services line item here and throughout your document to more accurately describe the nature of the measurement. For example, characterize the amount as Provision/(reversal of provision) on financial guarantee services or something similar as opposed to Under/(over) provision on financial guarantee services.

Unaudited Consolidated Statements of Cash Flows, page F-18

33. Please revise your next submission to separately present the change in restricted cash in your statements of cash flows.

Notes to the Unaudited Consolidated Financial Statements, page F-19

34. Please revise your next submission to show additional detail of other operating expenses for each period presented.

35. Please revise your next submission to include the information required by ASC 260-10-50 related to earnings per share. If you did not use net income in the numerator, please tell us why or revise your calculation as appropriate. Please tell us how you calculated the weighted-average common shares outstanding for each period and specifically tell us how the capital contributions in March and June of 2014 impacted the calculations.

Note 2. Summary of Significant Accounting Polices, page F-19

36. We note your disclosure in Note 11 regarding your unearned income related to guarantee services. Please revise your next submission to include your accounting policies to measure the fair value of your non-contingent guarantee liability at the inception of the guarantee in your summary of significant accounting policies. Also, clarify the method you use to amortize the unearned income as guarantee service income.

(c) Operating Segments, page F-20

37. Please tell us in detail how you identified your operating segments and your reportable segments. If you determined you only have one operating segment please clearly explain why you believe your guarantee business and leasing business are not separate operating segments considering the guidance in ASC 280-10-50-1.

(f) Short-term investments, page F-21

38. Please revise your next submission to disclose whether you classify your securities as trading, available-for-sale or held-to-maturity and disclose your related accounting policies.

(j) Net investment in direct financing leases, page F-22

39. Please tell us how you determined that the lease term is 75 percent or more of the economic life of the leased property and the present value of the minimum lease payments at inception equals or exceeds 90 percent of the excess of the FV of the property for the purposes of classifying your leases under ASC 840.

40. Please revise your next submission to disclose your policies for placing a direct finance lease on nonaccrual status, for recording payments received on nonaccrual leases and for resuming the accrual of interest. Refer to ASC 310-10-50-6.

41. Please revise your next submission to disclose how you determine when to charge-off uncollectible direct finance leases. Refer to ASC 310-10-50-11B.b.

Note 5. Short –Term Investments, page F-27

42. Please revise your next submission to disclose all of the information required by ASC 320-50.

Note 6. Net Investment in Direct Financing Leases, page F-28

43. Please revise your next submission to disclose the recorded investment in direct finance leases on nonaccrual status and those past due 90 days or more and still accruing as of each period end presented. Refer to ASC 310-10-50-7.

44. Please revise your next submission to provide an analysis of the age of the recorded investment in direct finance leases that are past due as of each period end presented. Refer to ASC 310-10-50-7A.

45. Please revise your next submission to provide a roll forward of the allowance for credit losses related to your direct finance leases. Refer to ASC 310-10-50-11B.c.

46. Please revise your next submission to disclose both the balance of your allowance for loan losses and your recorded investment in direct finance leases by impairment method (e.g. collectively evaluated, individually evaluated) in a tabular format. Refer to ASC 310-10-50-11B.g and .h and the example disclosure in ASC 310-10-55-7 for guidance.

47. Please revise your next submission to disclose all of the information related to impaired direct finance leases required by ASC 310-10-50-14A through 20.

48. Please revise your next submission to disclose all of the credit quality information related to your direct finance leases required by ASC 310-10-50-27 through 30.

Note 10. Loans Receivable and Loans Payable, page F-29

49. Please revise your next submission to provide additional information related to the recourse rights related to these transactions.

Annex A

50. The Annex has references to Schedules and Exhibits (see Section 1.5, for example). Please include all such Schedules and exhibits in your next pre-effectvie amendment.

Signatures, page II-4

51. We note that the registration statement is only signed by your president. Please explain how you determined that your other officers and directors were not required to sign the registration statement. Please refer to Instruction 1 to Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc: Via E-mail
        Jeffrey Gallant
        Graubard Miller